SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                      06 September 2004


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  'Transaction in Own Shares' announcement made on
                  16 August 2004

             2.  'Transaction in Own Shares' announcement made on
                  17 August 2004

             3.  'Transaction in Own Shares' announcement made on
                  26 August 2004

             4.  'Transaction in Own Shares' announcement made on
                  31 August 2004

             5.  'Transaction in Own Shares' announcement made on
                  01 September 2004

             6.  'Director Shareholding' announcement made on
                  01 September 2004

             7.  'Transaction in Own Shares' announcement made on
                  03 September 2004

Enclosure 1.

Monday 16 August 2004

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 650,000 ordinary shares at a price of 179 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 67,614,601ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,567,014,437.

                                  --: ends :--

Enclosure 2.

Tuesday 17 August 2004

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 1,500,000 ordinary shares at a price of 181.2541 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 69,114,601ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,565,514,437.


                                  --: ends :--

Enclosure 3.

Thursday, 26 August 2004

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 600,000 ordinary shares at a price of 181.9986 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 76,714,601 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,557,914,437.


                                  --: ends :--

Enclosure 4.

Tuesday, 31 August 2004
                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 500,000 ordinary shares at a price of 182.61 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 77,214,601 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,557,414,437.

                                  --: ends :--

Enclosure 5.

Wednesday, 1 September 2004
                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 3,000,000 ordinary shares at a price of 182.12 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 80,214,601 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,554,414,437.

                                  --: ends :--

Enclosure 6.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland

Ben Verwaayen

Ian Livingston

Pierre Danon

Andy Green

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in the technical interests of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

Adjustment in the technical interests of the above directors following an award of shares to a participant in the BT Group Retention Share Plan

7) Number of shares/amount of stock acquired:

n/a

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

19,264 shares

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

181.85 pence

13) Date of transaction

1 September 2004

14) Date Company informed

1 September 2004

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following details (17 - 22)

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

No change

23) Any additional information

Following the changes detailed above, the above named Directors have technical interests, as at 01 September 2004 under Schedule 13 of the Companies Act as follows:

   -A technical interest, together with all employees of BT Group plc in 74,001 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;


   -A technical interest, together with all employees of BT Group plc in 28,820,375 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification
John Challis

Date of Notification: 01 September 2004

End

Enclosure 7.

Friday, 3 September 2004

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 550,000 ordinary shares at a price of 182.69 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 80,764,601 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,553,864,437.

                                  --: ends :--

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 06 September 2004